P.E. 2/11/02 1086880

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02013415

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED FEB 06 2002

For the month of February, 2002

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

PROCESSED
FEB 15 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: February 5, 2002

By: [signature]
Name: Richard Lococo
Title: Vice President and Deputy General Counsel

FOR IMMEDIATE RELEASE **TSE/NYSE/PSE: MFC; SEHK: 0945**
February 5, 2002

Manulife Financial reports eighth consecutive year of record earnings; increases dividend

Manulife Financial Corporation today reported its eighth consecutive year of record earnings with shareholders' net income of $1,159 million, up $84 million from $1,075 million in 2000. Fourth quarter shareholders' net income was $336 million ($0.70 per share), an 18 per cent increase from the $286 million ($0.59 per share) reported in the same quarter in 2000.

Excluding non-recurring items, normalized shareholders' net income this year was $1,223 million, an increase of 18 per cent over the prior year. On a per share basis, normalized earnings rose to $2.53 from $2.13 in 2000.

"We are pleased to report our eighth consecutive year of record earnings," said Dominic D'Alessandro, President and Chief Executive Officer of Manulife Financial Corporation. "In 2001, our business, in virtually every country where we operate, grew appreciably. On a worldwide basis, we now have more than 8.5 million protection or savings customer contracts, an increase of 25 per cent over the prior year. Approximately 65 per cent of this growth was due to acquisitions and the remainder due to organic development, which was particularly strong throughout Asia, Group Pensions in the U.S. and Group Benefits in Canada. The growth in our customer base, combined with the very significant expansion of our agency sales force in Asia, contributed positively to this year's results and provides a solid foundation for further earnings increases in the future."

Strong rebound in sales in Q4

"We are particularly encouraged by the rebound in sales this quarter," said Peter Rubenovitch, Executive Vice President and Chief Financial Officer. "New annualized insurance sales were up 24 per cent over the third quarter while wealth management premiums and deposits increased by 12 per cent. Total premiums and deposits for the year were a record $25.8 billion, reflecting the acquisitions in Japan and Canada as well as solid growth in insurance businesses across the Company. This record performance during a year of difficult economic conditions demonstrates the strength of Manulife's diverse global operations. Strong results in Canada and Hong Kong Insurance and the contribution from the acquisitions drove this year's robust earnings."

.../more

HIGHLIGHTS:

	2001			2000		
		Impact on			Impact on	
		EPS	ROE		EPS	ROE
	$ millions	$	%	$ millions	$	%
Shareholders' net income	**1,159**	**2.40**	**15.1**	**1,075**	**2.22**	**16.1**
Adjustment for non-recurring items:						
September 11, 2001 events	150	0.31	1.8	—	N/A	N/A
Seamark gain	(27)	(0.06)	(0.3)	—	N/A	N/A
Tax items	(59)	(0.12)	(0.7)	(42)	(0.09)	(0.6)
Subtotal of non-recurring items	64	0.13	0.8	(42)	(0.09)	(0.6)
Normalized earnings	**1,223**	**2.53**	**15.9**	**1,033**	**2.13**	**15.5**

- The year's non-recurring items, reported in the third quarter, related to provisions for anticipated claims arising from the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company's investment in Seamark Asset Management Ltd., and two favourable tax related items. The prior year's non-recurring item of $42 million related to a favourable tax related item.

- Return on shareholders' equity for the quarter was 16.4 per cent, up from 16.1 per cent in 2000. Year to date normalized return on shareholders' equity was 15.9 per cent, compared to 15.5 per cent for 2000.

- Total premiums and deposits for the quarter increased by 12 per cent to $6.8 billion from $6.1 billion in the fourth quarter of 2000, largely due to growth in the individual and group insurance businesses across the Company and premiums from policies acquired in Japan. Year to date premiums and deposits were $25.8 billion, an increase of $1.3 billion over 2000.

- Funds under management grew by 15 per cent to $142.2 billion as at December 31, 2001, from $123.5 billion as at December 31, 2000.

Dividend declared

The Board of Directors approved an increased quarterly shareholders' dividend of $0.14 per share, up $0.02 from the previous quarter, on the common shares of the Company payable on or after March 19, 2002 to shareholders of record at the close of business on February 15, 2002.

.../more

DIVISIONAL OVERVIEW

U.S. Division

($ in millions)	Fourth Quarter 2001	Fourth Quarter 2000	Full Year 2001	Full Year 2000
Net Income	118	113	373	477
Premiums & Deposits	4,097	3,931	15,626	15,998
Funds under Management			74,706	69,475

U.S. Division's 2001 fourth quarter net income of $118 million was five per cent higher than the $113 million reported in the prior year. Full year net income was $373 million in 2001 and $477 million in 2000. Excluding a $42 million one-time reduction in tax expense that was recognized in the third quarter of 2000, full year earnings in 2000 were $435 million. The increase in this quarter's net income primarily reflects the impact of favourable mortality experience, continued prudent management of expenses, and the effect of a strengthening U.S. dollar, partially offset by the impact of lower equity markets on the earnings of the Division's wealth management businesses.

Premiums and deposits of $4.1 billion increased by four per cent from the fourth quarter of 2000 as a result of growth in 401(k) deposits and life insurance premiums. Annuity premiums and deposits were comparable to the fourth quarter of 2000, despite continued equity market uncertainty, and were 22 per cent higher than the third quarter of 2001. Variable Annuities benefited from the positive response to the new Venture III product and continued strong demand in the New York market.

Funds under management of $74.7 billion were $5.2 billion higher than the comparative quarter in 2000. Strong net policyholder cash flows over the past 12 months and a strengthening U.S. dollar more than offset reduced fund values from equity market declines.

Canadian Division

($ in millions)	Fourth Quarter 2001	Fourth Quarter 2000	Full Year 2001	Full Year 2000
Net Income	89	71	335	275
Premiums & Deposits	1,446	1,367	5,436	5,341
Funds under Management			33,604	31,850

Canadian Division net income increased by 26 per cent to $89 million compared to $71 million in the fourth quarter of 2000. Full year net income rose 22 per cent to $335 million from $275 million in 2000. Increased earnings for the quarter resulted from expense efficiencies across all business lines, improved margins in Individual Wealth Management and positive contributions from acquisitions completed earlier in the year.

Premiums and deposits were up by six per cent to $1.4 billion in the fourth quarter, with increases in both individual and group insurance businesses. These increases were partially offset by a decrease in Individual Wealth Management premiums and deposits, where higher sales of fixed-income products were more than offset by lower segregated fund deposits, as a result of investor reaction to volatile equity markets.

Funds under management increased by six per cent to $33.6 billion as at December 31, 2001 from $31.9 billion as at the same time last year. This increase was primarily due to acquisitions earlier in the year, and organic growth of insurance and fixed-income savings product lines. Segregated and mutual fund assets remained relatively unchanged as net new deposits were offset by a decrease in fund values due to equity market declines.

Asian Division

	Fourth Quarter		Full Year	
($ in millions)	2001	2000	2001	2000
Net Income	85	59	317	193
Premiums & Deposits	1,097	573	3,987	2,458
Funds under Management			22,016	9,319

Asian Division net income increased by 43 per cent to $85 million in the fourth quarter from $59 million in the fourth quarter of 2000. Full year net income increased to $317 million from $193 million in 2000. This quarter's increase in earnings was mainly due to the impact of the acquisition of policies and assets of Daihyaku and business growth in Hong Kong Individual Insurance.

Premiums and deposits increased by $524 million or 91 per cent to $1,097 million for the quarter ended December 31, 2001, due to premiums from policies acquired in Japan, Mandatory Provident Fund deposits in Hong Kong, and business growth throughout the Division, particularly in Hong Kong Individual Insurance.

Funds under management increased by $12.7 billion to $22.0 billion as at December 31, 2001 from $9.3 billion as at December 31, 2000, primarily reflecting the Japanese acquisition.

Reinsurance Division

	Fourth Quarter		Full Year	
($ in millions)	2001	2000	2001	2000
Net Income	27	28	48	108
Premiums	207	220	791	768
Funds under Management			3,821	3,259

Reinsurance Division reported net income of $27 million in the fourth quarter of 2001, consistent with the $28 million reported in the fourth quarter of 2000. Full year net income was $48 million compared to $108 million in 2000. The results for the year include $145 million in net provisions for anticipated claims arising from the terrorist events in the United States on September 11, 2001, primarily offset by a $30 million one-time reduction in tax expense. Excluding the impact of these items, Reinsurance Division reported earnings of $163 million, an increase of $55 million over 2000.

Premiums decreased by six per cent to $207 million in 2001 from $220 million in the fourth quarter of 2000, primarily due to exceptional prior period results from the Property and Casualty reinsurance line. General fund assets increased by 17 per cent to $3.8 billion as at December 31, 2001 from $3.3 billion as at December 31, 2000, reflecting business growth and the impact of a strengthening U.S. dollar.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$142.2 billion as at December 31, 2001.

Manulife Financial Corporation trades as 'MFC' on the TSE, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET, today, February 5, 2002. For local and international locations, please call (416) 641-6450 and toll free in North America please call (888) 209-3790. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 4:00 p.m. ET today until midnight ET February 15, 2002, by calling (416) 626 - 4118.

The conference call will also be Webcast through Manulife Financial's Web site at 2:00 p.m. ET. You may access the Webcast at: **www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html.** An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Fourth Quarter 2001 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: **www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html.** Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:
Donna Morrison
(416) 926-5226
donna_morrison@manulife.com

Investor Relations:
Edwina Stoate
1-800-795-9767 or (416) 926-3490
investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended December 31			As at and for the year ended December 31		
	2001	2000	% Change	**2001**	2000	% Change
Premiums and deposits:						
Life and health insurance premiums	**$ 2,036**	$ 1,545	32	**$ 7,385**	$ 6,052	22
Annuity and pension premiums	**766**	569	35	**2,862**	2,463	16
Segregated fund deposits	**3,579**	3,660	(2)	**14,044**	14,777	(5)
Mutual fund deposits	**258**	134	93	**754**	630	20
ASO premium equivalents	**208**	183	14	**795**	643	24
Total premiums and deposits	**$ 6,847**	$ 6,091	12	**$ 25,840**	$ 24,565	5
Funds under management:						
General fund				**$ 78,613**	$ 60,067	31
Segregated funds				**59,206**	54,908	8
Mutual and other managed funds				**4,363**	8,545 *	(49)
Total funds under management				**$ 142,182**	$ 123,520	15
Net income (loss) attributed to participating policyholders	**$ -**	$ -	n/a	**$ 8**	$ (7)	n/a
Net income attributed to shareholders**	**$ 336**	$ 286	17	**$ 1,159**	$ 1,075	8
Net income**	**$ 336**	$ 286	17	**$ 1,167**	$ 1,068	9
Normalized net income attributed to shareholders**	**$ 336**	$ 286	17	**$ 1,223**	$ 1,033	18
Capitalization:						
Subordinated debt				**$ 1,418**	$ 588	141
Non-controlling interest in Manulife Financial Capital Trust				**1,000**	-	n/a
Trust preferred securities issued by subsidiaries				**802**	756	6
Equity						
Participating policyholders' equity				**62**	54	15
Shareholders' equity						
Common shares				**614**	612	0
Shareholders' retained earnings				**7,617**	6,545	16
Total capital				**$ 11,513**	$ 8,555	35
Selected key performance measures:						
Basic earnings per share	**$ 0.70**	$ 0.59		**$ 2.40**	$ 2.22	
Normalized basic earnings per share	**$ 0.70**	$ 0.59		**$ 2.53**	$ 2.13	
Diluted earnings per share	**$ 0.69**	$ 0.59		**$ 2.38**	$ 2.22	
Normalized diluted earnings per share	**$ 0.69**	$ 0.59		**$ 2.52**	$ 2.13	
Return on shareholders' equity (annualized)	**16.4%**	16.1%		**15.1%**	16.1%	
Normalized return on shareholders' equity (annualized)	**16.4%**	16.1%		**15.9%**	15.5%	
Book value per share				**$ 17.07**	$ 14.84	
Shares outstanding (in millions)						
End of period				**482**	482	
Weighted average - basic	**482**	482		**482**	483	
Weighted average - diluted	**486**	482		**486**	484	

* Other managed funds included Seamark Asset Management Ltd. ("Seamark") third party managed funds of $4,288 as at December 31, 2000. Disposition of a portion of the Company's controlling interest in Seamark occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

** Net income for the year ended December 31, 2001 included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company's investment in Seamark and two tax items, all of which in aggregate reduced net income by $64. Net income for the year ended December 31, 2000 included a one-time reduction in tax expense, recorded by the U.S. Division relating to prior years of $42.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended December 31		For the year ended December 31	
	2001	2000	**2001**	2000
Revenue				
Premium income	**$ 2,802**	$ 2,114	**$ 10,247**	$ 8,515
Investment income	**1,289**	1,056	**4,479**	4,350
Other revenue	**401**	338	**1,505**	1,287
Total revenue	**$ 4,492**	$ 3,508	**$ 16,231**	$ 14,152
Policy benefits and expenses				
To policyholders and beneficiaries				
Death and disability benefits	**$ 739**	$ 700	**$ 3,186**	$ 2,480
Maturity and surrender benefits	**1,073**	603	**4,171**	2,500
Annuity payments	**342**	324	**1,307**	1,235
Policyholder dividends and experience rating refunds	**239**	254	**900**	859
Net transfers to segregated funds	**522**	107	**1,470**	1,439
Increase in actuarial liabilities	**37**	177	**(208)**	822
General expenses	**683**	656	**2,478**	2,191
Commissions	**306**	279	**1,133**	1,086
Interest expense	**68**	55	**257**	191
Premium taxes	**28**	25	**105**	96
Non-controlling interest in subsidiaries	**7**	(70)	**4**	(151)
Trust preferred securities issued by subsidiaries	**16**	16	**65**	63
Total policy benefits and expenses	**$ 4,060**	$ 3,126	**$ 14,868**	$ 12,811
Income before income taxes	**$ 432**	$ 382	**$ 1,363**	$ 1,341
Income taxes	**(96)**	(96)	**(196)**	(273)
Net income*	**$ 336**	$ 286	**$ 1,167**	$ 1,068
Net income (loss) attributed to participating policyholders	**-**	-	**$ 8**	$ (7)
Net income attributed to shareholders*	**336**	286	**$ 1,159**	$ 1,075
Net income*	**$ 336**	$ 286	**$ 1,167**	$ 1,068
Basic earnings per share	**$ 0.70**	$ 0.59	**$ 2.40**	$ 2.22
Diluted earnings per share	**$ 0.69**	$ 0.59	**$ 2.38**	$ 2.22

* Net income for the year ended December 31, 2001 included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company's investment in Seamark and two tax items, all of which in aggregate reduced net income by $64. Net income for the year ended December 31, 2000 included a one-time reduction in tax expense, recorded by the U.S. Division relating to prior years of $42.

Consolidated Balance Sheets

(Canadian $ in millions except per share data, unaudited)

Assets	As at December 31 2001	2000
Invested assets		
Bonds	**$ 46,070**	$ 33,270
Mortgages	**7,902**	7,174
Stocks	**6,964**	4,621
Real estate	**3,484**	3,262
Policy loans	**4,644**	3,616
Cash and short-term investments	**4,995**	3,783
Other investments	**693**	884
Total invested assets	**$ 74,752**	$ 56,610
Other assets		
Accrued investment income	**1,041**	834
Outstanding premiums	**482**	487
Future income taxes	**517**	515
Miscellaneous	**1,821**	1,621
Total other assets	**$ 3,861**	$ 3,457
Total assets	**$ 78,613**	$ 60,067
Segregated fund net assets	**$ 59,206**	$ 54,908
Liabilities and equity		
Actuarial liabilities	**$ 54,690**	$ 41,384
Benefits payable and provision for unreported claims	**2,411**	1,800
Policyholder amounts on deposit	**2,702**	1,371
Deferred realized net gains	**3,583**	3,434
Banking deposits	**769**	592
Other liabilities	**2,881**	2,632
	$ 67,036	$ 51,213
Subordinated debt	**1,418**	588
Non-controlling interest in subsidiaries	**1,064**	299
Trust preferred securities issued by subsidiaries	**802**	756
Equity		
Participating policyholders' equity	**62**	54
Shareholders' equity		
Common shares	**614**	612
Shareholders' retained earnings	**7,617**	6,545
Total equity	**$ 8,293**	$ 7,211
Total liabilities and equity	**$ 78,613**	$ 60,067
Segregated fund net liabilities	**$ 59,206**	$ 54,908

Notes to Summary Consolidated Financial Statements

(Canadian $ in millions except per share data, unaudited)

Note 1: Divisional Information

	For the year ended December 31, 2001					
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Reinsurance Division	Other	Total
General fund premiums	$ **3,836**	$ **2,924**	$ **2,696**	$ **791**	$ **-**	$ **10,247**
Segregated fund deposits	**11,790**	**1,190**	**1,064**	**-**	**-**	**14,044**
Mutual fund deposits	**-**	**527**	**227**	**-**	**-**	**754**
ASO premium equivalents	**-**	**795**	**-**	**-**	**-**	**795**
Total	$ **15,626**	$ **5,436**	$ **3,987**	$ **791**	$ **-**	$ **25,840**
Net income*	$ **373**	$ **335**	$ **317**	$ **48**	$ **94**	$ **1,167**
Funds under management			As at December 31, 2001			
General fund	$ **26,731**	$ **23,012**	$ **19,087**	$ **3,821**	$ **5,962**	$ **78,613**
Segregated funds	**47,975**	**9,279**	**1,952**	**-**	**-**	**59,206**
Mutual funds	**-**	**1,313**	**340**	**-**	**-**	**1,653**
Other managed funds	**-**	**-**	**637**	**-**	**2,073**	**2,710**
Total	$ **74,706**	$ **33,604**	$ **22,016**	$ **3,821**	$ **8,035**	$ **142,182**

	For the year ended December 31, 2000					
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Reinsurance Division	Other	Total
General fund premiums	$ 3,348	$ 2,488	$ 1,911	$ 768	$ -	$ 8,515
Segregated fund deposits	12,650	1,681	446	-	-	14,777
Mutual fund deposits	-	529	101	-	-	630
ASO premium equivalents	-	643	-	-	-	643
Total	$ 15,998	$ 5,341	$ 2,458	$ 768	$ -	$ 24,565
Net income**	$ 477	$ 275	$ 193	$ 108	$ 15	$ 1,068
Funds under management			As at December 31, 2000			
General fund	$ 25,105	$ 21,097	$ 7,223	$ 3,259	$ 3,383	$ 60,067
Segregated funds	44,370	9,394	1,144	-	-	54,908
Mutual funds	-	1,359	204	-	-	1,563
Other managed funds***	-	-	748	-	6,234	6,982
Total	$ 69,475	$ 31,850	$ 9,319	$ 3,259	$ 9,617	$ 123,520

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period's presentation.

* Net income for the year ended December 31, 2001 included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company's investment in Seamark and two tax items, all of which in aggregate reduced net income by $64.

** Net income for the year ended December 31, 2000 included a one-time reduction in tax expense recorded by the U.S. Division relating to prior years of $42.

*** Other managed funds in the "Other" segment included Seamark Asset Management Ltd. ("Seamark") third party managed funds of $4,288 as at December 31, 2000. Disposition of a portion of the Company's controlling interest in Seamark occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.